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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No.   )*
                                              ---


                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)


                                    00759X100
                                 (CUSIP Number)


                                January 11, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

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CUSIP NUMBER:  00759X100                                       PAGE 2 OF 6 PAGES

________________________________________________________________________________
1.   Name of Reporting Persons; SS or I.R.S. Identification

     Adrian A.Joseph, Ph.D.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  / /
     (b)  / /
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
          Canada
________________________________________________________________________________

  NUMBER OF    5.   Sole Voting Power                                   0 shares
   SHARES      _________________________________________________________________
BENEFICIALLY
 OWNED BY      6.   Shared Voting Power                                 0 shares
    EACH       _________________________________________________________________
  REPORTING
   PERSON      7.   Sole Dispositive Power                              0 shares
    WITH       _________________________________________________________________

               8.  Shared Dispositive Power                            3,500,000
________________________________________________________________________________
9.   Aggregate Amount Beneficially
     Owned by Each Reporting Person                             3,500,000 shares
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9)
     Excludes Certain Shares (See Instructions)                             /  /
________________________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)                     18.6%
________________________________________________________________________________

12.  Type of Reporting Person (See Instructions)                             IN
________________________________________________________________________________
                      SEE INSTRUCTIONS BEFORE FILLING OUT
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CUSIP NUMBER:  00759X100                                       PAGE 3 OF 6 PAGES

________________________________________________________________________________
1.   Name of Reporting Persons; SS or I.R.S. Identification

     Dianna Joseph
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  / /
     (b)  / /
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
          Canada
________________________________________________________________________________

  NUMBER OF    5.   Sole Voting Power                                   0 shares
   SHARES      _________________________________________________________________
BENEFICIALLY
 OWNED BY      6.   Shared Voting Power                                 0 shares
    EACH       _________________________________________________________________
  REPORTING
   PERSON      7.   Sole Dispositive Power                              0 shares
    WITH       _________________________________________________________________

               8.  Shared Dispositive Power                            3,500,000
________________________________________________________________________________
9.   Aggregate Amount Beneficially
     Owned by Each Reporting Person                             3,500,000 shares
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9)
     Excludes Certain Shares (See Instructions)                             /  /
________________________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)                     18.6%
________________________________________________________________________________

12.  Type of Reporting Person (See Instructions)                             IN
________________________________________________________________________________
                      SEE INSTRUCTIONS BEFORE FILLING OUT
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ITEM 1.

    (a)   Name of issuer:
                  Advanced Technology Industries, Inc.
          --------------------------------------------------------------------
    (b)   Address of issuer's principal executive offices:
                  Taubenstrasse 20
                  Berlin, Germany D-10117
          --------------------------------------------------------------------

ITEM 2.

    (a)   Name of person filing:
                  Adrian A. Joseph, Ph.D. and Dianna Joseph
          --------------------------------------------------------------------
    (b)   Address of principal business office or, if none, residence:
                  1400 Bristol Street North, Suite 240
                  Newport Beach, California 92660
          --------------------------------------------------------------------
    (c)   Citizenship:
                  Canada
          --------------------------------------------------------------------
    (d)   Title of class of securities:
                  Common Stock, par value $0.0001 per share
          --------------------------------------------------------------------
    (e)   CUSIP Number:
                  00759X100
          --------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                                 Not Applicable

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
                   3,500,000 shares
    --------------------------------------------------------------------------

    (b) Percent of class:
                   18.6%
    --------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
                  0 shares
              ----------------------------------------------------------------

                                PAGE 4 OF 6 PAGES

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         (ii) Shared power to vote or to direct the vote
                  0 shares
              ----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
                  0 shares
              ----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of 3,500,000 shares
              ----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                 NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                 NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                 NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                                 NOT APPLICABLE

ITEM 10. CERTIFICATION

                     By signing below we certify that, to the best of our
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                PAGE 5 OF 6 PAGES

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                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: January 13, 2001
                                    By: /s/ ADRIAN A. JOSEPH
                                    --------------------------------
                                    Adrian A. Joseph


                                    By: /s/ DIANNA JOSEPH
                                    --------------------------------
                                    Dianna Joseph


                                PAGE 6 OF 6 PAGES